SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of October 2011

Commission File No. 333-05752

CNH GLOBAL N.V.

(Translation of Registrant’s Name Into English)

World Trade Center

Tower B, 10th Floor

Amsterdam Airport

The Netherlands

(Address of Principal Executive Offices)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule101(b)(7): ☐

(Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)

Yes  ☐             No  ☒

(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-             .)

CNH GLOBAL N.V.

Form 6-K for the month of October 2011

List of Exhibits:

1.	Press Release entitled “CNH Signs OEM Supply Agreement with Kverneland Group for the North American Region”

2.	Press Release entitled “CNH Global N.V. Sets Timing for Third Quarter 2011 Earnings Release and Conference Call With Analysts”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CNH Global N.V.

By:	/s/ Michael P. Going
Michael P. Going
Senior Vice President, General Counsel and Secretary

October 18, 2011

FOR IMMEDIATE RELEASE

For more information contact:

CNH Corporate Communications	+1 (630) 887-3823

CNH Signs OEM Supply Agreement with Kverneland Group for the North American Region

BURR RIDGE, IL — (October 17, 2011) — CNH Global NV, a worldwide leader in the agricultural and construction equipment businesses, announced today that it has signed an agreement with Kverneland Group, a leading international company developing, producing and distributing agricultural machinery and services in many regions of the world.

Under the agreement, Kverneland Group will supply the CNH brand New Holland Agriculture in the North American region (U.S., Canada and Mexico) with agricultural cutting and preparation equipment, including triple cutters and rakes.

With this agreement, New Holland confirms its commitment to expand its product offering to best meet the needs of professional agricultural producers in key dairy and livestock markets and geographies where New Holland has been a historical leader.

“New Holland is very pleased with this new and important relationship with Kverneland Group,” said Abe Hughes, Vice President New Holland Agricultural Equipment. “With this agreement, Kverneland Group and CNH will begin a partnership that has the potential to include future product development, leveraging the strengths of these two agricultural equipment leaders.”

“Kverneland Group sees this as an important opportunity to strengthen its position as a leading supplier of agricultural implements,” said Ingvald Loyning, CEO of Kverneland. “We are proud to announce that these key products will be made available to North American farm operations through the strong New Holland network. This is an important development for us and we are confident that the complementary strengths of partnership will make this a long term success for our joint customers.”

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in around 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial

S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.

Kverneland Group is a leading international company developing, producing and distributing agricultural machinery and services. Its activities are mainly focused on grass and arable implements, covering all market segments: plough, soil, seeding, crop care, cutting & preparation, and bale equipment.

Kverneland Group is listed on the Oslo Stock Exchange (OSE: KVE), employs 2,300 people, and has leading market positions in Europe and CIS and exports to more than 80 countries throughout the world. More information about Kverneland Group and its Vicon and Kverneland branded products can be found online at www.kvernelandgroup.com.

FOR IMMEDIATE RELEASE

For more information contact:

CNH Investor Relations	+1 (630) 887-3745

CNH Global N.V. Sets Timing for Third Quarter 2011 Earnings Release and Conference Call With Analysts

BURR RIDGE, IL — (October 18, 2011) — CNH Global N.V. (NYSE: CNH) will release its 2011 third quarter financial results on Thursday, October 27. The full text of the release, along with financial statements, will be available both from Marketwire and on http://www.cnh.com.

At approximately 2:00 p.m. U.S. central time on October 27, CNH will provide a live, listen-only, audio webcast of the company’s quarterly conference call with securities analysts and institutional investors. The webcast can be accessed through http://www.cnh.com. Anyone unable to listen to the live webcast can access the replay at the site for two weeks following the event.

###

CNH Global N.V. is a world leader in the agricultural and construction equipment businesses. Supported by approximately 11,300 dealers in approximately 170 countries, CNH brings together the knowledge and heritage of its Case and New Holland brand families with the strength and resources of its worldwide commercial, industrial, product support and finance organizations. CNH Global N.V., whose stock is listed at the New York Stock Exchange (NYSE:CNH), is a majority-owned subsidiary of Fiat Industrial S.p.A. (FI.MI). More information about CNH and its Case and New Holland products can be found online at www.cnh.com.